Your **Vote** Counts!

NETGEAR, INC.

2026 Annual Meeting
Vote by May 27, 2026
11:59 PM ET



V88864-P45859

You invested in NETGEAR, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on May 28, 2026 at 10:00 AM PT, at www.virtualshareholdermeeting.com/NTGR2026.**

Get informed before you vote

View the Form 10-K and Notice and Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 14, 2026. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number



 **Vote Virtually at the Meeting***

May 28, 2026
10:00 AM, PT

Virtually at:
www.virtualshareholdermeeting.com/NTGR2026

*The Company will be hosting the meeting live via Internet this year at the website address above. Please check the proxy materials for instructions on how to attend the meeting.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the more complete proxy materials, which contain important information and are available by Internet or by mail. We encourage you to access and review all of the important information contained in the proxy materials before voting. Please follow the instructions on the reverse side to vote these important matters.

NETGEAR, INC.

2026 Annual Meeting
Vote by May 27, 2026
11:59 PM ET

Voting Items		Board Recommends
1.	Election of Directors	
	Nominees:	
1a.	Charles (CJ) Prober	**For**
1b.	Sarah S. Butterfass	**For**
1c.	Laura J. Durr	**For**
1d.	Shravan K. Goli	**For**
1e.	Bradley L. Maiorino	**For**
1f.	Laura C. Orvidas	**For**
1g.	Janice M. Roberts	**For**
2.	Proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.	**For**
3.	Proposal to approve, on a non-binding advisory basis, a resolution approving the compensation of our Named Executive Officers in the Proxy Statement.	**For**

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.